April 11, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Keira Nakada

     Rufus Decker

Re:	Madison Square Garden Sports Corp.

Form 10-K for the Fiscal Year Ended June 30, 2022

Filed August 18, 2022

Form 10-Q for the Fiscal Quarter Ended December 31, 2022

Filed February 7, 2023

File No. 001-36900

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated March 29, 2023, concerning the Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the Quarterly Period Ended December 31, 2022 (the “Form 10-Q) of Madison Square Garden Sports Corp. (“the Company”).

For your convenience, we have set forth the comments from your letter in bold immediately followed by the applicable responses. Unless otherwise indicated, capitalized terms used herein have the meanings set forth in the Form 10-K or Form 10-Q, and references herein to page numbers and section headings refer to page numbers and section headings in the Form 10-K or Form 10-Q, as noted.

Form 10-K for Fiscal Year Ended June 30, 2022

Adjusted Operating Income (Loss), page 35

1.

Please tell us how you determined that removing the effects of deferred rent in arriving at adjusted operating income does not substitute individually-tailored recognition and measurement methods for GAAP. Alternatively, no longer include this adjustment. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Company Response: In response to the Staff’s comment regarding removing deferred rent in arriving at adjusted operating income (“AOI”), we respectfully provide the following information for the supplemental information of the Staff:

The deferred rent amount removed in arriving at AOI relates to the arena license agreements (the “Arena License Agreements”) with Madison Square Garden Entertainment Corp. (“MSG Entertainment”), which include fees charged by MSG Entertainment for the use of The Madison Square Garden Arena (“The Garden”) by the Knicks and Rangers (the “Teams”) and include the terms outlining the fees paid by each Team to MSG Entertainment during such use as well as the services to be provided by The Garden during the Teams’ periods of use and any revenue sharing provisions related to these services. The Arena License Agreements were executed in April 2020, have 35-year terms and stipulate an initial annual license fee in the first year, which then increases by 3% in each subsequent year. The Arena License Agreements were deemed to contain an operating lease under Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 842, Leases (“ASC 842”) (with the Company as a lessee), which requires operating lease costs from the lease component to be recognized on a straight-line basis, including the 3% fixed annual increase, over the 35-year term. The non-cash portion of arena license fees charged by MSG Entertainment consist of the difference between the straight-line lease expense recognized under ASC 842 for the respective year and the cash paid throughout the year in twelve equal installments.

In response to the Staff’s comment, the Company proposes to include a footnote appearing below the AOI reconciliation table in its future filings that will describe this adjustment as follows:

•

“This adjustment represents the non-cash portion of operating lease costs related to the Company’s Arena License Agreements with MSG Entertainment. Pursuant to GAAP, recognition of operating lease costs is recorded on a straight-line basis over the term of the agreement based upon the value of total future payments under the arrangement. As a result, operating lease costs is comprised of a contractual cash component plus or minus a non-cash component for each period presented. Operating income on a GAAP basis includes operating lease costs of (i) $[XX] of expense paid in cash and (ii) a non-cash portion of $[XX] for the year ended June 30, 20XX, respectively.”

The Company has considered the guidance denoted in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”), SEC Regulation S-K Item 10(e), and Regulation G, and respectfully advises the Staff that it believes that this adjustment is not inconsistent with the non-GAAP disclosure framework for the reasons discussed herein. The Company believes that the inclusion in AOI of an adjustment for non-cash operating lease costs assists management, investors, and analysts in assessing the performance of the Company in a manner consistent with the contractual arrangement in place with MSG Entertainment. The Company respectfully advises the Staff that, for the reasons described in more detail below, it believes that supplementally presenting the non-cash portion of operating lease costs as an adjustment to AOI is useful to investors in evaluating the Company’s performance on a period-to-period basis.

As noted above, the Company is the lessee in 35-year Arena License Agreements with MSG Entertainment. These agreements contain an escalation clause that results in higher cash operating lease costs in the later periods of the term as opposed to at inception; however, the associated operating lease cost is recognized in the Company’s statements of operations based on a straight-line calculation over the life of the agreements. Accordingly, adjustments for non-cash operating lease costs increase AOI in the earlier years of these agreements. In the later years of these agreements, the trend reverses, and cash operating lease costs will exceed straight-line operating lease costs. Management will present this adjustment consistently for all periods regardless of whether it is beneficial to AOI or not, which we believe complies with C&DI Question 100.02.

The long-term nature of the Arena License Agreements creates a material item for investors to understand when relying upon the Company’s financial statements. Management has historically used AOI, inclusive of the adjustment related to the non-cash portion of arena license fees, when assessing the Company’s performance. Therefore, if the Company does not apply an adjustment to reflect the non-cash component of operating lease costs, investors could be left with a suboptimal picture of the business’ ability to generate income in excess of cash operating costs. Although the straight-line recognition under ASC 842 reduces variability in the amount of operating lease costs over the term of the Arena License Agreements, the Company understands that investors focus on the Company’s actual economic operating lease costs over a shorter period of time, such as one or more reporting periods as an incremental data point to the presentation required by ASC 842.

The Company believes that AOI, which is a measure of the Company’s ongoing core operating performance, supplements the investors’ understanding of its operating performance by excluding the non-cash portion of operating lease cost, which is not indicative of the Company’s actual operating lease expense structure as it exists over such reporting period being evaluated by investors. The Company believes that the inclusion in the AOI calculation of the amount and direction of the adjustment for the non-cash portion of operating lease costs in each period will not be used in isolation by investors, but rather will supplement the Company’s financial statement disclosures and management’s discussion and analysis of financial condition and results of operations.

Finally, the Company believes that providing this incremental disclosure will also be helpful to investors in future years. When the adjustment to AOI turns neutral or negative, investors will have a more complete understanding of the inflationary impact associated with contractual increases in operating lease costs. This supplemental information will enhance investors’ ability to evaluate the Company’s recognition of expense in an amount that may be more or less than actual cash paid.

While management notes that the long-term nature of these agreements creates a noteworthy and important data point for the relevance of the above-described adjustment, the Company also considered several other relevant pieces of guidance which we believe support the presentation in the Company’s AOI reconciliation. Please refer to the below list for further details:

•

As disclosed in the Company’s most recent annual meeting proxy statement, senior management of the company is compensated based upon a ratio that includes, and weights materially, AOI performance (inclusive of the adjustment related to the non-cash portion of arena license fees) of the Company on a consolidated basis. Management considered the guidance of SEC Regulation S-K Item 402, Instruction 5 when evaluating the non-cash portion of arena license fees adjustment.

•

“Disclosure of target levels that are non-GAAP financial measures will not be subject to Regulation G and Item 10(e) of Regulation S-K; however, disclosure must be provided as to how the number is calculated from the registrant’s audited financial statements.”

•

Management respectfully notes that removing the effects of deferred rent in arriving at AOI is consistent with how MSG Entertainment, the Company’s counterparty to the Arena Lease Agreements, determines its AOI.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Selling, General and Administrative Expenses, page 35

2.

Please separately quantify each of the factors attributable to the increase in the selling, general and administrative expenses. In addition, discuss the underlying reasons for the increases in these factors and, in light of the increase in your operating activities as demonstrated by the increases in revenues and direct operating expenses, explain why the rate of increase in selling, general and administrative expenses was substantially less. Refer to Item 303 of Regulation S-K.

Company Response: In response to the Staff’s comment, in future filings, the Company will revise the disclosure and will separately quantify each of the factors attributable to the increase/decrease in the selling, general and administrative expenses, including the underlying reasons for such increases and/or decreases. The information provided below reflects an updated sample disclosure showing what the Company plans to disclose in future filings and reflects discussion of the increase in the selling, general and administrative expenses for the year ended June 30, 2022, as compared to the year ended June 30, 2021.

Selling, general and administrative expenses primarily consist of (i) administrative costs, including compensation, professional fees, costs under the Company’s services agreement with MSG Entertainment, (ii) fees related to the Company’s sponsorship sales and service representation agreements, and (iii) sales and marketing costs. Selling, general and administrative expenses generally do not fluctuate in line with changes in the Company’s revenues and direct operating expenses given these expenses are largely contractual or fixed nature, except for certain expenses described below.

Selling, general and administrative expenses for the year ended June 30, 2022 increased $22,968, or 11%, to $229,668 as compared to the prior year primarily due to (i) higher marketing costs of $8,217 primarily as a result of the shortened NBA and NHL 2020-21 regular season schedules in the prior year, as well as the elimination of government mandated assembly restrictions at The Garden that were in place during the prior year, (ii) higher playoff related expenses of $4,632 primarily due to the Rangers playing ten home playoff games in the current year as compared to the Knicks playing three home playoff games in the prior year, (iii) higher fees related to the Company’s sponsorship sales and service representation agreements with MSG Entertainment of $3,750, as a result of the shortened NBA and NHL 2020-21 regular season schedules in the prior year, as well as the elimination of government mandated assembly restrictions at The Garden that were in place during the prior year, (iv) higher costs related to the Company’s services agreement with MSG Entertainment of $2,211 and (v) higher other general and administrative expenses. These increases were partially offset by lower employee compensation and related benefits, of $2,636, including the absence of severance related to team executives incurred in the prior year. As noted above, the Company’s selling, general and administrative expenses generally do not fluctuate in line with changes in the Company’s revenues and direct operating expenses. This trend was more evident during the fiscal year ended June 30, 2022, as compared to the prior year, with the rate of increase in selling, general and administrative expenses being substantially less than the increases in revenues and direct operating expenses which were primarily driven by the shortened NBA and NHL 2020-21 regular season schedules in the prior year, as well as due to the elimination of government mandated assembly restrictions at The Garden that were in place during the prior year.

Liquidity and Capital Resources

Cash Flow Discussion, page 38

3.

Your presentation of the subtotal of net income (loss) and adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities appears to be a non-GAAP measure. Please either remove this subtotal or provide the disclosures required by Item 10(e) of Regulation S-K.

Company Response: In the response to the Staff’s comment, the Company respectfully advises that, in its most recently filed Form 10-Q for the fiscal quarter ended December 31, 2022, the Company eliminated the subtotal of net income (loss) and adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities. The Company further advises the Staff that it will not include the subtotal of net income (loss) and adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities in future filings.

Operating Activities, page 38

4.

Please revise your analysis of cash flow changes to explain the business reasons for material changes between periods in your operating cash flows. For example, discuss the underlying business reasons for material changes in each of these line items between periods:

•	Accounts receivable, net,

•	Net related parties receivables,

•	Prepaid expenses and other assets,

•	Accrued and other liabilities and

•	Deferred revenue.

Refer to Item 303(b) of Regulation S-K.

Company Response: In response to the Staff’s comment, in future filings, the Company will revise the disclosure to provide additional information for the business reasons for material changes between periods in the Company’s operating cash flows. The information provided below reflects an updated sample disclosure showing what the Company plans to disclose in future filings.

Operating Activities

Net cash provided by operating activities for the year ended June 30, 2022 was $178,056 as compared to net cash used in operating activities in the prior year of $35,326. This was primarily due to the increase in net income adjusted for non-cash items and, to a lesser extent, changes in working capital assets and liabilities driven by the COVID-19 pandemic in the prior year. The changes in working capital assets and liabilities were primarily driven by (i) a decrease in Accounts receivable, net of $93,576 primarily as a result of the collection of league related receivables, including escrow and player compensation recoveries, luxury tax, and league distributions related to prior NBA and NHL seasons, and to a lesser extent increased collections associated with sponsorship and signage revenue, (ii) lower Prepaid expenses and other assets of $10,404 primarily due to the impact of changes in team personnel compensation and related recoveries, and (iii) increased Accounts payable of $9,022 primarily due to timing. These changes are partially offset by (i) a decrease in deferred revenue receipts primarily due to the receipt of $30,000 from the NBA which the league provided to each team in the prior year period, (ii) higher Net related party receivables of $14,799 primarily due to increased balances related to the Company’s Arena License Agreements and Sponsorship Sales and Services Representation Agreements with MSG Entertainment, and (iii) reduced Accrued and other liabilities of $8,979 primarily due to increased employee related payments.

Financial Statements

Note 1. Description of Business and Basis of Presentation

Description of Business, page F-15

5.

You state that you operate and report financial information in one segment and your CODM reviews total company operating results to assess overall performance and allocate resources. Please tell us in detail how you concluded you have a single operating and reportable segment and it is your total company. In doing so, please also discuss:

•	how the CODM goes about allocating resources, assessing operating performance and making key operating decisions using only total company operating results (and not lower level results),

•	your management structure from the top down to the sports team level, including each person’s roles and responsibilities,

•	how budgets are prepared, who reviews and approves them, at what lower levels (e.g., sports team) they are prepared and the frequency,

•	whether lower level financial information is reviewed by the CODM and/or Board and, if so, describe what it is and how often it is reviewed, and

•	whether any managers are compensated based upon the performance of lower levels of the company and, if so, tell us who and explain how it works.

Refer to ASC 280-10-05-3 and paragraphs 50-1 and 50-6 through 50-9 of ASC 280-10-50.

Company Response: In determining its operating and reportable segments, the Company looked to the guidance included in FASB ASC 280, Segment Reporting (“ASC 280”). The following describes how the Company assessed the guidance in ASC 280 in determining that the Company has a single operating segment and, in turn, a single reportable segment:

Identify the CODM

Ultimate decision-making power for the Company rests with the Executive Chairman, James Dolan. Mr. Dolan has oversight of, and is the officer responsible for, the evaluation of the Company’s operating performance. He is the officer who unilaterally makes resource allocation decisions regarding the overall strategic management of the Company’s consolidated operations. Mr. Dolan is the officer solely responsible for each of the following:

•	Determining which financial metrics are used to evaluate the Company’s performance;

•	Determining the Company’s organizational structure of its executive team;

•	Evaluating the Company’s performance;

•	Determining how resources will be allocated across the enterprise; and

•	Recommending the Company’s annual operating budget to the Company’s Board of Directors for approval.

Based on the considerations above, the Company has concluded that Mr. Dolan is the Company’s CODM.

Identify the Company’s components

The FASB Master Glossary defines a component as follows:

“A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group.”

The Company prepares discrete financial information for each of the following:

•	New York Knicks, including KNX Gaming (the “Knicks”)

•	Westchester Knicks

•	New York Rangers (the “Rangers”)

•	Counter Logic Gaming (“CLG”)

The Company has concluded that the four operations listed above meet the criteria to be considered a component.

Determine which components represent operating segments

The Company considered various information sources when identifying its operating segments, including the entity’s organizational structure, the CODM’s periodic reporting package, the level at which budgets are reviewed and approved by the CODM, and an understanding of the executive compensation structure. As noted in FASB ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c)	Its discrete financial information is available.

The following analyzes each of the three characteristics referred to above:

Engages in business activities from which it may earn revenues and incur expenses

The Company earns revenue from several primary sources:

•	Ticket sales and suite rental fees at the Madison Square Garden Arena (“The Garden”);

•	Distributions from National Hockey League (“NHL”) and National Basketball Association (“NBA”) league-wide national and international television contracts and other league-wide revenue sources;

•	Local television contracts;

•	Venue signage and sponsorships; and

•	Concessions and merchandising.

The Company’s most significant expenses are player and other team personnel salaries, charges for transactions relating to players for career-ending and season-ending injuries, and waivers and contract termination costs of players and other team personnel, including team executives. Costs are also incurred for travel, player insurance, league operating assessments, NHL and NBA revenue sharing and NBA luxury tax, and costs associated with the use of The Garden for home games. Similar types of revenue and expense also exist with respect to CLG.

Based upon this information, each of the Company’s components (and as such, MSG Sports on a consolidated basis) meet the criteria for “engaging in business activities for which it may earn revenues and incur expenses.”

Operating results regularly reviewed by CODM

The following summary identifies the reporting packages that our CODM is provided and the information contained therein:

•

Weekly Report: This report includes key performance indicator (“KPI”) information on upcoming sporting events, updates on ticket sales, strategic plans by team and updates on suite, club, and sponsorship sales. The nature of such KPI information is often non-financial. While the Weekly Report may include certain revenue and AOI for a specific event, such as a game, the Weekly Report does not include discrete financial information for any of the Company’s components. Further, while the Weekly Report may contain certain revenue and AOI for individual events and year to date, the calculated AOI includes only direct expenses associated with revenue generating activities, including credit card fees, costs of goods sold, event costs, and other direct costs. Significant expenses including team personnel expenses, travel, NHL and NBA revenue sharing and luxury tax, and Corporate expenses are not included in the Weekly Report.

•

Monthly Business Review: This package consists of a general business and liquidity update, including capital expenditures, and summary statement of operations. The summary statement of operations reflects revenues, expenses, and AOI for current month and year-to-date period versus budget.

The monthly business review also includes explanations for variances in actual performance relative to the budget. This package is prepared and presented to the Company’s CODM in a consolidated manner for the total Company.

When considering the factors described above, the Company determined that the Company’s CODM regularly reviews the Company’s operating results at the consolidated level. He does not regularly review operating results at the component level or below. Therefore, the Company’s CODM reviews the operating results of its single reportable segment.

Discrete financial information is available

The Company considered whether information provided in the reporting packages regularly reviewed by the CODM described above constitutes discrete financial information. Discrete financial information is generally sufficient for decision making, resource allocation and performance evaluation purposes. It can consist of limited operating information, such as revenue and operating expenses. Generally, this is interpreted to mean that such information contains a measure of segment profit or loss (or other operating measure used to assess performance).

The Company considered the above guidance and determined that revenue is insufficient to make resource allocation decisions or evaluate performance at the component level. Management believes the best way to depict the results and future of the business is through revenues and AOI, and notes that these metrics are commonly used in analyst reports, interviews by management with the press, and other public information disclosed when describing performance results. As the Weekly Report does not include complete revenues or AOI at the component level, it does not constitute discrete financial information under FASB ASC 280.

Information reviewed by the CODM on a regular basis that is used to make key operating decisions and allocate resources is included in the Monthly Business Review. As noted above, discrete financial information is not provided regularly at the component level.

Organizational Structure

Three Company operating executives report directly to Mr. Dolan, including David Hopkinson, President and Chief Operating Officer (“COO”), Chris Drury, President and General Manager of the Rangers, and Leon Rose, President of the Knicks. Mr. Hopkinson is responsible for business operations across the Company, including revenues (e.g., sponsorship and ticket revenue) and business operating expenses excluding team operations. Mr. Drury and Mr. Rose are only responsible for team operations, including player, coaching, and other team personnel related matters.

Executive Compensation

Executive compensation is not based upon the financial performance of individual components of the Company. Annual and long-term incentives are based on total Company financial results, or in the case of team operations management, is based upon on-ice/court performance of each team (e.g., if the team makes the playoffs).

Budgeting Process

As part of the annual budgeting process, budgets are prepared for business operations and teams’ operations and presented to Mr. Dolan. Although the budgeting process will involve several individuals across MSG Sports, the final proposed budget cannot be presented to the Company’s Board of Directors for their approval without Mr. Dolan’s consent. Management considered whether Mr. Dolan’s use of detailed component-level income statements as part of the annual budget review process should be viewed as information regularly reviewed by the CODM. Given that the CODM reviews detailed component-level income statements only as part of the annual budgeting process, Management does not believe that this information should form the basis of the Company’s reportable segment determination.

When considering the factors discussed above, the Company determined the Company has a single operating and reportable segment, which represents the lowest level for which discrete financial information will be reviewed regularly by the CODM for the purpose of allocating resources and assessing performance.

Form 10-Q for the Fiscal Quarter Ended December 31, 2022

Financial Statements

Consolidated Statements of Operations for the Three and Six Months Ended December 31, 2022 and 2021, page 3

6.

Income (loss) from operations before income taxes includes various non-operating income and expenses discussed in paragraphs 7 through 9 of Rule 5-03 of Regulation S-X. Accordingly, please retitle this line item here and in your other filings to better reflect what it actually represents.

Company Response: In response to the Staff’s comment, in future filings, the Company will revise the disclosure to retitle this line item to “Income (loss) before income taxes.”

Note 12. Benefit Plans

Executive Deferred Compensation Plan, page 21

7.

Please provide us with a reconciliation of the change in the non-current assets balance from June 30, 2022 to December 31, 2022. In doing so, show purchases and sales of trust investments separately. Also, tell us whether the purchases and sales of the investments held in the trust are shown as investing activities in your statement of cash flows. Refer to ASC 230-10-45-11 through 45-13.

Company Response: In response to the Staff’s comment, the information provided below provides a reconciliation of the change in the non-current assets balance from June 30, 2022 to December 31, 2022.

December 31, 2022
Change in trust assets:
Trust assets at beginning of period	$2,736
Investments made from employee contributions	9,044
Investments sold for employee distributions	—
Investment remeasurement gains	346

Trust assets at end of period	$12,126

The investments made from employee contributions and investments sold for employee distributions of trust assets are classified as operating activities in the Company’s Consolidated Statements of Cash Flows. In determining the cash flow classification of investments made from employee contributions and investments sold for employee distributions of trust investments, the Company looked to the guidance included in FASB ASC 230, Statement of Cash Flows (“ASC 230”) and FASB ASC 321, Investments – Equity Securities (“ASC 321”). Management specifically considered the guidance within FASB ASC 230-10-45-17 paragraph b which notes all of the following are cash flows from operating activities:

•	FASB ASC 230-10-45-17 paragraph b: “Cash payments to other suppliers and employees for other goods or services.”

Management also considered the guidance within FASB ASC 230-10-45-12 paragraph b and FASB ASC 230-10-45-13 paragraph b which note the following:

•	FASB ASC 230-10-45-12 paragraph b: “All of the following are cash inflows from investing activities:

•

Receipts from sales of equity instruments of other entities (other than certain equity instruments carried in a trading account as described in paragraph 230-10-45-18 and certain donated equity instruments received by NFPs as discussed in paragraph 230-10-45-21A) and from returns of investment in those instruments.”

•	FASB ASC 230-10-45-13 paragraph b: “All of the following are cash outflows for investing activities:

•	Payments to acquire equity instruments of other entities (other than certain equity instruments carried in a trading account as described in paragraph 230-10-45-18).”

In addition, Management considered the guidance in FASB ASC 321-10-45-1 which notes that “An entity shall classify cash flows from purchases and sales of equity securities on the basis of the nature and purpose for which it acquired the securities.”

Management noted that the cash flows associated with the investments made from employee contributions to and investments sold for employee distributions from the MSG Sports Corp. Executive Deferred Compensation Plan (the “Deferred Compensation Plan”) had aspects of both operating and investing activities, and as such, Management considered the following in regards to the Deferred Compensation:

•

The purpose of the Deferred Compensation Plan is to allow a select-group of highly-compensation employees to defer the employee’s annual base salary and bonus into the Deferred Compensation Plan. Participants make individual investment elections that will determine the rate of return on their deferral amounts under the plan. The Company utilizes the administrator of the Company’s 401(k) Savings Plan to also administer the plan.

•

All deferral and investment election decisions are made by the employees participating in the plan. The employees have the ability to change their investment elections subsequent to initial contribution. The investment decisions are not made in accordance with the Company’s treasury, investment or liquidity strategy.

•

The Company has no obligation to participating employees outside of the value of the assets held in trust under the Deferred Compensation Plan. Accordingly, all risks and rewards associated with the underlying investments are born by the employees in the plan. In addition, the plan does not provide for any Company contributions and all employees are 100% vested as of the date of contribution in the plan.

•	Participants in the plan are able to elect the timing of their distributions either as a lump sum payment or in substantially equal annual installments over a period of 5 years.

•

The assets held in trust are not available for general corporate purposes and cannot be sold or transferred at will by the Company. The underlying assets are only available to the Company in the event of insolvency.

•	The investments held in trust are primarily considered equity instruments and are remeasured each reporting period to reflect the fair value of the underlying equity investments.

When considering the factors discussed above, the Company determined that the investments made from employee contributions and investments sold for employee distributions related to those investments held in trust under the Deferred Compensation Plan primarily have the characteristics of employee compensation. While these funds are initially contributed to the trust and held in equity investments, the contributions will ultimately be paid to employees. As such, the Company determined that the investments made from employee contributions and investments sold for employee distributions related to those investments held in trust under the Deferred Compensation Plan should be classified as cash flows from operating activities.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Victoria M. Mink at (212) 631-5177.

Sincerely,

/s/ Victoria M. Mink
Victoria M. Mink
Executive Vice President, Chief Financial Officer and Treasurer
Madison Square Garden Sports Corp.

cc:	Alexander Shvartsman, Madison Square Garden Sports Corp.

Robert W. Downes, Esq., Sullivan & Cromwell LLP